Exhibit 21.1

Name of Subsidiary	Jurisdiction of Incorporation

Connect Simple Pty Ltd	Australia

Vega Global Technologies Ltd	Australia

Braiin LLC	Delaware, USA

Raptor300 Inc.	Delaware, USA

Raptor300 Pvt. Ltd.	Sri Lanka

VIS Networks Pvt. Ltd.	India

Nisus Australia Pty Ltd	Australia

Nisus Payroll Pty Ltd	Australia

Mirragin Consulting Pty Ltd	Australia